PUBLIC

SE

20009456

OMB APPROVAL	
OMB Number:	3235-0123
Expires: August 31, 2020	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8 - 69383

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
MAR 02 2020
Washington DC
416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Battery East Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

915 Battery Streey, 1st Floor
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker — (205) 721-0507
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper, LLP
(Name -- *if individual, state last, first, middle name*)

One California, Suite 1700	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barrett Cohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Battery East Group, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONIKA ANGELINE
Comm. # 2203586
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Commission Expires 7/1/2021

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Report of Independent Registered Public Accounting Firm
- [X] (b) Facing page.
- [X] (c) Statement of Financial Condition.
- [ ] (d) Statement of Operations
- [ ] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Cash Flows
- [ ] (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (h) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- [ ] (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (m) An Oath or Affirmation.
- [ ] (n) A copy of the SIPC Supplemental Report.
- [ ] (o) Exemption from SEA Rule 15c3-3

Battery East Group, LLC

Annual Audit Report

December 31, 2019

Battery East Group, LLC
Table of Contents
December 31, 2019

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Battery East Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Battery East Group, LLC (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2014.

EISNERAMPER LLP
San Francisco, California
February 28, 2020

Battery East Group, LLC
Statement of Financial Condition
For the Year Ended December 31, 2019

	2019
Assets	
Cash	$ 1,133,241
Accounts receivable	892,283
Prepaid expenses and other assets	190,998
Fixed assets, net of accumulated depreciation and amortization of $549,854	656,300
Operating lease right-of-use asset	897,884
Total assets	$ 3,770,706
Liabilities and Member's equity	
Liabilities	
Accounts payable and accrued expenses	$ 1,006,866
Deferred revenue	83,332
Operating lease liabilities	1,007,261
Total liabilities	2,097,459
Member's equity	1,673,247
Total Liabilities and Member's Equity	$ 3,770,706

The accompanying notes are an integral part of these financial statement.

1. Organization and Summary of Accounting Policies

Organization and Nature of Business

Battery East Group LLC, dba Scenic Advisement, (the "Company") is a Delaware Limited Liability Company formed on August 29, 2013, and its principal place of business is located in San Francisco, California. The Company is a private placement broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), on August 15, 2014 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker-dealer in the state of California effective August 20, 2014, and also registered with 18 additional states.

In 2019, the company underwent an ownership structure change. Effective September 5, 2019, the Company interposed a newly formed entity, Scenic Advisement, Inc., to represent the sole ownership in the Company, thereby replacing the four individual members. Scenic Advisement, Inc., now the sole member of the Company, is owned by the four former members of the Company. This change in ownership has no effect on the Company's business operations, management and/or control.

In accordance with the Company's operating agreement, the Company will continue in existence unless dissolved by the member.

The Company is an investment banking advisory firm providing advice to corporations, private equity investors, partnerships and institutions. The Company provides high quality independent advice and transaction execution capabilities to corporations and investors in connection with secondary market transactions in private company shares. In 2018, the Company started providing wealth management services to clients. During the current year the company had decided to decrease efforts in wealth management and will cease to provide these services in the following year.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraphs (k)(2)(i) and (ii).

Basis of Presentation

This financial statement of the Company has been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation

may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment Banking Success Fees/Commission Income

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. These contracts result in a single performance obligation upon completion of the transaction process. Success Fees are contingent on the completion of the contracts and are calculated based on closing price.

Wealth Management Income

The Company provides investment advisory services on an ongoing basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue totaled $83,322 as of December 31, 2019

Contract Costs

Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at December 31,

2019.

Cash

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Deposits held by commercial bank may, at times, exceed federally insured limits. The Company has never experienced any losses related to this balance. As of December 31, 2019, there were no cash equivalents.

Accounts Receivable

Accounts receivable consists of amounts due from services provided under wealth asset management. At December 31, 2019, management believes the accounts receivable balance is collectible, therefore, no allowance for doubtful accounts has been provided.

Fair Value of Financial Instruments

The Company recognizes and measures its fair value of financial instruments in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 820 which defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

> Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. The Company has Cash valued at $1,133,241, it is carried as a level 1 input at December 31, 2019.
>
> Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly. The Company has accounts receivable, prepaid expenses and other assets, accounts payable and accrued expenses and deferred revenue valued at $892,283, $190,998, $1,106,866 and $83,332 respectively, which are carried as level 2 inputs at December 31, 2019.
>
> Level 3 – Unobservable inputs for the assets or liabilities. The Company does not have any level 3 inputs at December 31, 2019.

	Fair Value of Instruments at December 31, 2019				
	Carrying Value	Level 1	Level 2	Level 3	Total
Assets					
Cash	$ 1,133,241	$ 1,133,241	$ -	$ -	$ 1,133,241
Accounts receivable	892,283	-	892,283	-	892,283
Prepaid expenses and other assets	190,998	-	190,998	-	190,998
Liabilities					
Accounts payable and accrued expenses	1,006,866	-	1,006,866	-	1,006,866
Deferred revenue	83,332	-	83,332		83,332
Instruments, at fair value	**$ 3,306,720**	**$ 1,133,241**	**$ 2,173,479**	**$ -**	**$ 3,306,720**

Accounting Policies for Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Office equipment and furniture are depreciated over their useful lives of seven years. Computers and electronics are depreciated over their useful lives of three years. Tenant improvements are amortized over the lesser of the asset's useful life or the term of the lease. Website development is amortized over its three year useful life.

Use of Estimates

The preparation of this financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, as well as contingent assets and liabilities during the reporting periods. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Leases

In February 2016, the FASB issued a leases standard, which sets out principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessors and lessees). The standard requires the following:

- Lessors – Leases are accounted for using an approach that is substantially equivalent to existing guidance for operating, sales-type and financing leases, but aligned with the revenue recognition standard. Lessors are required to allocate lease payments to separate lease and non-lease components of each lease agreement, with the non-lease components evaluated under the revenue recognition standard.
- Lessees – Leases are accounted for using a dual approach, classifying leases as either operating or finance based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification determines whether the lease expense is recognized on a straight-line basis over the term of the lease (for operating leases) or based on an effective interest method (for finance leases). A lessee is also required to record a right-of-use asset and a lease liability on its statement of financial condition for all leases with a term of greater than 12 months regardless of their classification as operating or finance leases. Leases with a term of 12 months or less are accounted for similar to existing guidance for operating leases.

The Company adopted this standard as required effective January 1, 2019 using an optional prospective method whereby the Company applied the guidance to existing leases as of the adoption date and elected certain practical expedients, as described below. The standard affected the statement of financial condition but did not affect the statement of operations. A right-of-use ("ROU") asset and a lease liability where the Company is the lessee were recognized for the San Francisco corporate office lease, which is classified as an operating lease. The Company calculated the net present value of the lease liability on January 1, 2019 using its incremental borrowing rate and taking into consideration the remaining term of the lease agreement and options to extend, if any, that are reasonably certain to be exercised. As a result, the Company recorded a lease liability and offsetting ROU lease asset to its opening statement of financial condition upon adoption on January 1, 2019 of approximately $1.2 million and reclassed a straight-line lease liability approximating $127,000 from deferred rent to record the initial ROU asset.

In conjunction with the implementation of the standard, the Company elected to apply certain lessee practical expedients allowed under the standard including:

- Not reassessing (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases and (iii) the accounting for initial direct costs for any existing leases;
- Not evaluating short term leases;
- Not assessing whether existing land easements are, or contain leases; and
- Making an accounting policy election by class of underlying asset, to not separate non-lease components from lease components and instead to account for each separate lease and non-lease component as a single lease component.

2. Fixed Assets

The components of the Company's fixed assets as December 31, 2019 were as follows:

		2019
Tenant improvements	$	715,770
Furniture and equipment		214,081
Website development		219,199
Computers and electronics		57,104
		1,206,154
Less: Accumulated depreciation and amortization		(549,854)
Net fixed assets	$	656,300

3. Prepaid Expenses and Other Assets

Prepaid expenses and other assets consisted of the following as of December 31, 2019:

		2019
Prepaid expenses	$	64,665
Other assets		
FINRA flex account		4,458
Security deposit		121,875
Total prepaid expenses	$	190,998

4. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following as of December 31, 2019:

		2019
Accounts payable and accrued expenses		
Accrued cash balance and profit sharing contribution	$	390,000
Accrued referral fee payable		272,464
Accrued bonus		220,000
Accounts payable		68,549
Accrued audit and tax fees		45,000
Accrued general and administrative expenses		10,853
Total accounts payable and accrued expenses	$	1,006,866

5. Member's Equity

In 2019, the company underwent an ownership structure change. Effective September 5, 2019, the Company interposed a newly formed entity, Scenic Advisement, Inc., to represent the sole ownership in the Company, thereby replacing the four individual members. Scenic Advisement, Inc., now the sole member of the Company, is owned by the four former members of the Company. This change in ownership has no effect on the Company's business operations, management and/or control.

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by the member may be made from time to as per the terms of the Company's LLC Agreement.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2019, the Company had net regulatory capital of $206,130, which was $126,158 in excess of its minimum required net capital of $79,972 for the year ended December 31, 2019. The Company's ratio of aggregate indebtedness to net capital was 5.82 to 1.0 as of December 31, 2019.

7. Leases

The Company has one operating leases for its corporate office located in San Francisco, CA. This lease, which commenced on July 1, 2016, is for a period of 7 years. Under the provisions of this lease no rent was due for the first 4 months of the lease term and in the month of July 2017 and 2018. Starting November 1, 2016 rent at a base rate of $24,375 per month was due and included a 1.93% market value increase per year. Current security deposit of $121,875 is held by the landlord.

Leases with an initial term of 12 months or less are not recorded on the Statement of Financial Condition, and the Company recognizes lease expense for these leases on a straight-line basis over the lease terms. Leases with terms greater than 12 months are included in operating lease ROU asset and operating lease liability in the Company's Statement of Financial Condition as of December 31, 2019. Lease expense for lease payments is recognized on a straight-line basis over the lease term. As of December 31, 2019 The Company did not execute any lease agreements with a term less than 12 months.

The company is using a discount rate of 6% to calculate the net present value of lease payments.

Maturities of lease liabilities as of December 31, 2019 are as follows:

Year ending December 31		
2020	$	372,578
2021		281,527
2022		305,214
2023		161,192
		1,120,511
Less: imputed interest		(113,250)
Present value of lease liabilities	$	1,007,261

8. Employee Retirement Plans

The Company established a Cash Balance plan covering all eligible employees as of January 1, 2018. The plan includes a 5% interest rate and the Company charged $300,000 for contributions to the plan meeting the 3% safe harbor for the year ended December 31, 2019. All amounts will be funded by the required due date in fiscal year 2020. All employees are fully vested in the Cash Balance Plan within the year the contribution to the plan is made.

The Company also established a Profit Sharing 401(k) plan covering all eligible employees effective January 1, 2018. The contributions have been accrued at year end. Certain members of the Company serve as trustees for both plans. In addition an employee becomes 100% vested with respect to the employer contributions after completing 6 years of service starting in 2018.

9. Indemnifications

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

10. Subsequent Events

Management has evaluated all events and transactions that occurred after December 31, 2019, up through February 28, 2020, the date these financial statements were available to be issued. No events have occurred outside the normal course of operations which would require additional disclosure or adjustment.